UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

CHINA BIO-IMMUNITY CORPORATION

_____________________________________________________

(Name of Issuer)

Common Stock, par value $0.001

_____________________________________________________

(Title of Class of Securities)

16943X 202

__________________________________________

(CUSIP Number)

No. 36 ShengMing 2nd Road

DD Port, Dalian

People’s Republic of China, 116620

86 411 87407598

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 30, 2008

_____________________________________________________

(Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16943X202

1. Names of Reporting Persons: Wordwise Group Limited
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions): SC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power: 9,997,358
8. Shared Voting Power: none
9. Sole Dispositive Power: 9,997,358
10. Shared Dispositive Power: none
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 9,997,358
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11): 66.7%(1)
14. Type of Reporting Person (See Instructions): CO

(1)

Based on 15,000,001 shares of common stock issued and outstanding as of October 30, 2008.

ITEM 1.

SECURITY AND ISSUER.

This amendment to Schedule 13D (the “Amendment”) is filed as amendment number 1 to the Statement on Schedule 13D (the “Schedule 13D”) filed on behalf of Wordwise Group Limited (“Wordwise”) with the Securities and Exchange Commission on August 15, 2008, relating to the common stock, par value $0.001, (the "Common Stock") of China Bio-Immunity Corporation (the “Issuer”), a Nevada corporation, whose principal executive office is located at No. 36 ShengMing 2nd Road, DD Port, Dalian, People’s Republic of China, 116620.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER.

(a)

As of the close of the business day on October 30, 2008, Wordwise owns, an aggregate of   9,997,358 shares of the Issuer’s common stock, representing  approximately  66.7% of the  Issuer's  outstanding  shares of Common Stock (based upon 15,000,001  shares issued and outstanding as of October 30, 2008).

(b)

Wordwise has the sole right to vote and dispose of 9,997,358 shares of common stock owned by Wordwise.

(c)

Subsequent to the closing of the Share Exchange Transaction, on October 30, 2008 Wordwise transferred 600,000 shares of its Common Stock in the Issuer to certain individuals pursuant to a private party transaction.  The consideration for the transfer was consulting services.

(d)

Other than Wordwise, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock owned by Wordwise.

(e)

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WORDWISE GROUP LIMITED

/s/ Mr. Yu Hong Feng

     Mr. Yu Hong Feng, President

November 11, 2008